UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170117

DIVISION OF
CORPORATION FINANCE

January 24, 2017

Mary Louise Weber
Verizon Communications Inc.
mary.l.weber@verizon.com

Re: Verizon Communications Inc.
Incoming letter dated December 15, 2016

Dear Ms. Weber:

This is in response to your letters dated December 15, 2016 and January 19, 2017 concerning the shareholder proposal submitted to Verizon by the Association of BellTel Retirees Inc. We also received a letter on the proponent's behalf on January 12, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
conh@hitchlaw.com

January 24, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Verizon Communications Inc.
Incoming letter dated December 15, 2016

The proposal urges the board to adopt a policy that prospectively limits the matching contributions made on behalf of senior executive officers to the company's tax-qualified and nonqualified defined contribution savings plans such that compensation eligible for the 6% company matching contribution is limited to 100% of eligible base salary and does not include short-term or long-term incentive compensation.

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Brigitte Lippmann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

verizon✓

Mary Louise Weber
Associate General Counsel

One Verizon Way
Room 54S440
Basking Ridge, NJ 07920
Office: 908-559-5636
Fax: 908-696-2068
mary.l.weber@verizon.com

January 19, 2017

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2017 Annual Meeting
Shareholder Proposal of The Association of BellTel Retirees Inc.

Ladies and Gentlemen:

I refer to my letter dated December 15, 2016, on behalf of Verizon Communications Inc. ("Verizon"), pursuant to which Verizon requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Verizon's view that the shareholder proposal and supporting statement (the "Proposal") submitted by The Association of BellTel Retirees Inc. (the "Proponent") may be properly omitted from the proxy materials to be distributed by Verizon in connection with its 2017 annual meeting of shareholders (the "2017 proxy materials") pursuant to Rule 14a-8(i)(3) (the "No Action Request"). On January 12, 2017, Verizon received a copy of a letter to the Staff dated January 12, 2017, submitted by the Proponent's counsel in response to the No Action Request ("Proponent's Letter").

This letter is in response to the Proponent's Letter and supplements the No Action Request. In accordance with Rule 14a-8(j), a copy of this letter is being sent simultaneously to the Proponent and the Proponent's counsel.

The Proposal is excludable under rule 14a-8(i)(3) because it is based on a demonstrably false premise – namely, that Verizon provides senior executives with different and more generous company matching contribution opportunities than other management employees.

The Proponent's Letter is a masterpiece in obfuscation. It is replete with contradictory statements about the intent and operation of the Proposal and inaccurate descriptions of Verizon's tax qualified defined contribution savings plan (the "Savings Plan") and nonqualified defined contribution savings plan (the "Deferral Plan"). For example, on page 3, the Proponent's Letter states, "The proposal identifies – and targets – a significant disparity in Verizon's executive compensation structure." [underscore added] A few paragraphs later, the Proponent's Letter acknowledges the accuracy of Verizon's point that "the amount of company contribution is determined by a neutral criterion" (in other words, there is no disparity in the structure) but claims that this is "irrelevant to the point of the proposal, which is that the *result* of Verizon's current practice can be significant disparities, and this result needs to be reformed with the sort of cap we are proposing." [underscore added] Ironically, the Proponent's Letter concludes this rather confusing and contradictory discussion of the intent and operation of the Proposal by asserting that "Verizon clearly understands – and shareholders will too – the thrust of the proposal."

The thrust of the Proposal – as Verizon understands it – is that there is a structural disparity between the retirement benefits provided to senior executives and the retirement benefits provided to other management employees that should be corrected. At first glance, this appears to be straightforward. But, when applied to how the matching contributions operate in the Verizon savings plans for all participants (senior executives and other management employees alike), it doesn't make any sense. In order to correct an alleged structural disparity that, in fact, doesn't exist, the Proposal would have Verizon create a disparity between the retirement benefits provided to senior executives and all other management employees.

Most shareholders have had personal experience or are familiar with an employer-sponsored defined benefit pension plan, cash balance plan or qualified defined contribution (401(k)) plan that provides matching contributions, so they understand that the benefits accruing to an individual under these plans are generally proportional to the individual's level of compensation. The more you earn (and the longer you work), the larger your retirement benefit. Verizon's savings plans operate on this same principle. The Proposal, however, would have shareholders believe that the Verizon savings plans operate in a different manner than typical savings plans.

As discussed in the No Action Request, the Proposal inaccurately describes how the company match works under the savings plans, the effect of which is to overstate the company matching contributions available to senior executives and understate the company matching contributions available to other management participants, thereby creating the false impression that there is a structural discrepancy that needs to be corrected. In addition, the Proposal makes a number of false and misleading claims that there are "gross disparities between retirement benefits". Consider, for example, the statement that Verizon's "structure generates a disproportionately large 'company match' for senior executives." This statement is objectively false. Webster's Dictionary defines "disproportionate" as "not proportionate; out of proportion as in size and number." In fact, all management employees have the same opportunity to receive a company matching contribution equal to 100% of the first 6% of base salary and short-term incentive compensation that they defer into the savings plans. While the matching contributions received by senior executives in the savings plans may be larger than the contributions made to lower level management employees because the senior executives earn more, they are in no way "disproportionate."

The Proponent's Letter fails to rebut the numerous precedents that support exclusion of the Proposal under rule 14a-8(i)(3).

The Proponent's Letter, in footnote 4 on page 6, makes a feeble attempt to refute the precedents cited in the No Action Request that support exclusion of a proposal under rule 14a-8(i)(3) when the Proposal is based on a false premise, arguing that the cited letters are "inapposite because they sought to reform a practice in which the company was not engaging." In Verizon's view, this Proposal is no different. It seeks to reform a structural disparity in the savings plans that just doesn't exist. Rather than repeat the analysis, I refer you to the discussion of the applicability of the cited precedent on pages 2 and 3 of the No Action Request.

As discussed above and in the No Action Request, Verizon believes that the Proposal may be properly excluded from its 2017 proxy materials pursuant to Rule 14a-8(i)(3), because, when applied to Verizon, it is materially false and misleading in violation of Rule 14a-9. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2017 proxy materials.

Verizon requests that the Staff send a copy of its determination of this matter to the Proponent by facsimile transmission at (631) 367-1190 and to the undersigned by email to mary.l.weber@verizon.com.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Associate General Counsel

Enclosures

Cc: John M. Brennan
Cornish F. Hitchcock

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, N.W. • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

12 January 2016

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

By Electronic mail

Re: Shareholder proposal to Verizon Communications Inc. from Association of BellTel Retirees

Dear Counsel:

I write on behalf of the Association of BellTel Retirees (the "Association") in response to a letter from counsel for Verizon Communications Inc. ("Verizon" or the "Company") dated 15 December 2016 ("Verizon Letter") in which Verizon advises that it intends to omit the Association's resolution from the Company's 2017 proxy materials. For the reasons set forth below, we respectfully ask the Division to deny the requested no-action relief.

The Proposal

The resolution proposes an executive compensation policy that would limit company savings plan matching contributions for senior executive officers to 6% of their base salary and preclude future contributions based on deferral of short-term bonus or long-term incentive compensation. The resolution states:

> **RESOLVED:** The shareholders of Verizon Communications, Inc. urge our Board of Directors to adopt a policy that prospectively limits the matching contributions made on behalf of senior executive officers to the Company's tax-qualified and nonqualified defined contribution savings plans (the Verizon Management Savings Plan and the Verizon Executive Deferral Plan, respectively) such that compensation eligible

for the 6% Company matching contribution is limited to 100% of eligible base salary and does not include short-term or long-term incentive compensation. This policy should be implemented prospectively and apply only to senior executive officers in a manner that does not interfere with the contractual rights of any Deferral Plan participant.

The Supporting statement explains that for 2015 CEO Lowell McAdam received a $19,188 contribution to his Management Savings Plan account (the maximum permitted for a 401(k)) and an additional $390,500 in company matching contributions to the Executive Deferral Plan, as well as $83,000 in "above-market earnings" on his non-qualified plan assets. The Supporting statement uses these and other facts, citing the Verizon's 2016 proxy statement, to support its belief that the current compensation policy results in "disproportionately" large contributions for senior executive officers and "gross disparities between retirement benefits offered to senior executives and other employees," a practice that is also not aligned with shareholder interests because the compensation is not performance based.

Verizon argues that the proposal may be omitted in its entirety from the Company's 2017 proxy materials under Rule 14a-8(i)(3) because the proposal is materially false and misleading in violation of Rule 14a-9. Under Rule 14a-8(g), Verizon bears the burden of showing why this proposal may be excluded, but as we now explain, Verizon has not sustained its burden, and the request for no-action relief should be denied.

<u>The proposal cannot be excluded under Rule 14a-8(i)(3).</u>

To exclude or modify a proposal under Rule 14a-8(i)(3), a company must "demonstrate objectively that a factual statement is materially false or misleading." Division of Corporation Finance, *Staff Legal Bulletin No. 14B (CF)*, Part A (2004). Verizon fails to meet this burden.

As an initial matter, Verizon's claim that it can properly exclude the resolution *in toto* runs contrary to the Division's policy set forth in the cited *Staff Legal Bulletin.* Verizon claims (at p. 3) that the scope of the resolution's policy change and two uses of the word "salary" (rather than "pay") in the Supporting statement, taken together, "create a false impression" about the disparity between senior executive and rank-and-file savings plan matching compensation paid by the company. Even assuming Verizon's claims about the inference that shareholders will reasonably draw is true (and they are not, as demonstrated below), *Staff Legal Bulletin No. 14B* clearly states that it is most "appropriate under rule 14a-8 for companies to address these objections in their statements of opposition." *Id.* Specifically–

> [W]e believe that it would not be appropriate for companies to

exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or. . .

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition. [Emphasis added.]

Verizon's strategy is to pick at individual word choices in claiming that the proposal, taken as a whole, should be excluded. Before answering those specific wording challenges, however, it may be useful to step back and consider the proposal as a whole.

The proposal identifies – and targets – a significant disparity in Verizon's executive compensation structure. Matching contributions to Verizon's tax-qualified pension plan are subject to a cap that in 2015 limited the maximum contribution to senior executives to $19,188. This is documented in the 2016 proxy at p. 48, which the sixth and seventh paragraphs of the supporting statement cite.

However, company contributions to *non*-qualified plans are *not* capped in the manner we propose. Thus, Verizon can make a company match to the non-qualified plan that, in Mr. McAdams' case, *is 20 times greater than the company match to the tax-qualified plan* ($390,512 vs. $19,188).

We view this outcome as "disproportionately large" – as we stated in the fourth paragraph of the Supporting statement – and that is the question that the proposal asks Verizon shareholders to address. Verizon's response is that the amount of the company contribution is determined by a neutral criterion, namely, the same six percent for all eligible Verizon employees. The point may be factually accurate, but it is irrelevant to the point of the proposal, which is that the *result* of Verizon's current practice can be significant disparities, and this result needs to be reformed with the sort of cap we are proposing.

This discussion undercuts Verizon's argument. As has been stated in numerous no-action decisions, the bedrock principle in this area is that a proposal may be excluded under Rule 14a-8(i)(3) if "neither shareholders nor the company will be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Here, Verizon clearly understands – and shareholders will too – the thrust of the proposal. Verizon may disagree with the premise, but those arguments are best left to the opposition statement.

With that background, then, we address Verizon's specific objections.

Verizon's Letter claims (at p. 3) that three statements in the resolution and Supporting statement, taken together, create a "false impression" that senior executives receive a company matching contribution "not only on their base salary, but also on their short-term incentive and long-term incentive compensation," whereas "rank and file managers only have the opportunity to receive a company match on their base salary." We take these points in order.

Verizon's first objection is to the "resolved" clause, specifically, the language urging adoption of a policy "that compensation eligible for the 6% Company matching contribution is limited to 100% of eligible base salary and does not include short-term or long-term incentive compensation." Verizon's Letter claims (at p. 3) that this language "implies that senior executives receive a matching contribution on deferred long-term incentive compensation."

This is not a reasonable interpretation of the cited language. Nowhere does the resolution or supporting statement suggest that Verizon's current policy is to match the deferral of long-term equity pay-outs. In fact, quite the opposite is true: the supporting statement quotes and cites Verizon's 2016 Proxy Statement, clarifying that "Verizon 'provides a matching contribution equal to 100% of the first 6% of base salary and of short-term incentive compensation that a participant contributes,' . . . (see 2016 Proxy, pages 53-54)." Indeed, Verizon's Letter acknowledges that point (at p. 3) when it states that "the Proposal accurately describes the Company matching contribution available to participants in the" non-qualified plan, a concession that completely contradicts the claim that shareholders will interpret the resolution as suggesting that current policy matches deferrals of long-term equity pay-outs.

The challenged language in the "resolved" clause thus reflects nothing more than an attempt at clarity, and Verizon is trying to read too much into it.[1]

---

[1] Moreover, and despite Verizon's decision to interpret the reference to the limitation on long-term incentive compensation as implying there are no limits now, if the resolution had omitted that reference, Verizon could be arguing any such omission renders the proposed policy "vague and indefinite." In addition to making the proposed new policy more definite, if the resolution did *not* specify that both short-term *and* long-term incentive compensation are ineligible for a matching contribution under the unlimited Deferral Plan, the proposal would create a loophole, allowing management to replace the match on annual bonuses ($4 million for 2015 in the case of CEO McAdam) with a match on even larger equity pay-outs from restricted stock and performance stock grants ($12 million in estimated pay-outs for McAdam from 2015 grants alone).

Verizon's second and third challenges focus on the use of the word "salary" rather than "pay" in the second and third paragraphs of the supporting statement to describe of the wage income eligible for a matching contribution under the tax-qualified Savings Plan.[2] Verizon's claim that these statements together create a "false impression" is neither a reasonable reading of these provisions, nor is it relevant to whether the proposal as a whole is materially false and misleading.

Verizon suggests that any problems would be cured by saying "eligible pay" rather than "eligible salary" in both instances – and without conceding the point, we are pleased to make that change if the Division should conclude that it is required. However, it is not clear whether that change would automatically render the statement more accurate. Indeed, Verizon's own descriptions are not a model of clarity. Thus, Verizon's Letter (at p. 3) concedes that the proposal accurately quotes Verizon's proxy in describing the non-qualified plan as providing "a matching contribution equal to 100% of the first 6% of base [sic] and short-term incentive compensation that a participant contributes." However, that is a misquotation of the supporting statement – and Verizon's own proxy – as both include the word "salary" after "base" in the description of what non-incentive-pay compensation is matched. In short, even if we were to substitute "pay" for "salary" in paragraphs two and three of the supporting statement, the reality is that Verizon did not believe this confused its own shareholders when it used both "base salary" and "eligible pay" to describe non-incentive-pay compensation in its proxy statement.

Verizon's "salary" versus "pay" objection is thus technical (at best) and hardly amounts to a "material" shortcoming. The challenged references to "salary" are references to the numbers that Verizon uses to calculate the company match for the tax-qualified plan, which in 2015 topped out at $19,188. As the supporting statement notes, the level of contributions that Verizon makes to the tax-qualified plan are capped under IRS regulations and are thus not affected by this proposal, so it is difficult to see how shareholders might be misled in considering the key issue presented by the proposal.

Also, this objection, taken on its own, makes little sense once one rejects Verizon's "false premise" argument, which we have answered above. That said, and without conceding any violation of the Rule, we are willing to substitute the word

---

[2] We show in italics the challenged language to which Verizon objects, which in the second paragraph is the reference to a company match made to the tax-qualified plan that is "equal to 100% of the first 6% of *eligible salary* that the participant contributes" and in the third paragraph is to the reference that the company match to the non-qualified plan – which generated the six-figure contributions noted above – "is in addition to the 6% match on *eligible salary* contributed to the" tax-qualified plan. Verizon states that both references to "eligible salary" to instead say "eligible pay."

"pay" for "salary" if the Division should believe such changes to be necessary.[3]

Finally, we note Verizon's objection to the characterization in the fourth paragraph of the supporting statement to a "disproportionately large 'company match.'" We answered that point previously and will not repeat that discussion, other than to say that we are willing to substitute "company contribution" for "company match" if the Division should conclude that such a change is necessary.[4]

Conclusion

In sum, Verizon has failed to carry its burden under Rule 14a-8(g) to demonstrate that the proposal is so inherently vague and indefinite that it is materially false and misleading in violation of Rule 14a-9 and therefore excludable under 14a-8(i)(3). We thus ask the Division to deny the requested no-action relief.

Should the Division disagree as to specific wording issues Verizon raises, we

---

[3] With these changes the second and third paragraphs in the Supporting Statement would read (with new text in bold face and deletions in strikeout) as follows:

> Verizon offers management, including senior executives, a tax-qualified Management Savings Plan, which is funded by an executive's voluntary contributions and a "company match" equal to as much as 100% of the first 6% of eligible **pay** ~~salary~~ that the participant contributes.
>
> In addition, there is a supplemental savings plan - the Verizon Executive Deferral Plan - to which executives can contribute salary above applicable IRS limits, as well as short-term and long-term incentive compensation without limit. Verizon "provides a matching contribution equal to 100% of the first 6% of base salary and of short-term incentive compensation that a participant contributes," which is in addition to the 6% match on eligible **pay** ~~salary~~ contributed to the Management Savings Plan (see 2016 Proxy, pages 53-54).

[4] Towards the end of its letter Verizon makes a half-hearted attempt to cite no-action letters that supposedly bolster its "false premise" argument, but those letters do not bolster the Company's case. As was stated in *Goldman Sachs Group, Inc.* (7 March 2014), the false premise "must speak to the proposal's fundamental premise," in that case that certain votes were or were not being counted. There is no such flaw here. The "fundamental premise" of this proposal is that the current compensation structure needs to be reformed because of the results it has produced, which are documented in the supporting statement, whereas Verizon's "false premise" argument rests on an "implied" meaning that is belied by the text of the resolution. The other cited letters are also inapposite because they sought to reform a practice in which the company was not engaging. *General Electric Co.* (21 January 2011) (request to modify compensation practice not being utilized); *General Electric Co.* (6 January 2009) (request based on company's use of plurality voting, when the company used majority voting).

are willing to make minor wording changes as shown in note 3, *supra*, and the first full paragraph on the preceding page of this letter.

Thank you for your consideration of these points. Please feel free to contact me if any additional information would be helpful.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: Mary Louise Weber

verizon✓

Mary Louise Weber
Associate General Counsel

One Verizon Way
Room 54S440
Basking Ridge, NJ 07920
Office: 908-559-5636
Fax: 908-696-2068
mary.l.weber@verizon.com

December 15, 2016

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2017 Annual Meeting
Shareholder Proposal of The Association of BellTel Retirees Inc.

Ladies and Gentlemen:

I am writing on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Verizon may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by The Association of BellTel Retirees Inc. (the "Proponent") from the proxy materials to be distributed by Verizon in connection with its 2017 annual meeting of shareholders (the "2017 proxy materials"). A copy of the Proposal is attached as Exhibit A.

In accordance with Rule 14a-8(j), I am submitting this letter not less than 80 calendar days before Verizon intends to file its definitive 2017 proxy materials with the Commission and have concurrently sent the Proponent a copy of this correspondence.

I. Introduction

The Proposal claims that Verizon offers its senior executive officers more generous retirement savings benefits than other employees by providing "disproportionately" large company matching contributions to senior executive officers under the Company's tax qualified and nonqualified defined contribution savings plans. For this reason, the Proposal requests that the Board of Directors adopt a policy limiting the matching contributions for senior executive officers under these plans. However, as discussed below, the Proposal's fundamental premise is incorrect - - Verizon provides the same matching opportunity to its rank and file managers as it does to the Company's senior executives. Accordingly, Verizon believes that the Proposal may be properly excluded from its 2017 proxy materials under Rule 14a-8(i)(3) because it is materially false and misleading.

II. Background

Verizon's senior executive officers participate in a tax-qualified defined contribution savings plan, the Verizon Management Savings Plan (the "Savings Plan"), and a nonqualified defined contribution savings plan, the Verizon Executive Deferral Plan (the "Deferral Plan"), on the same terms as other participants in these plans. Under the tax-qualified Savings Plan, participants may defer "eligible pay," which includes base salary and short-term incentive, up to certain compensation limits imposed by the Internal Revenue Code (the "IRC"), and Verizon provides a matching contribution equal to 100% of the first 6% of eligible pay deferred. The nonqualified Deferral Plan is designed to restore benefits that are limited or cut back under the Savings Plan due to the IRC limits. Accordingly, under the Deferral Plan participants may elect to defer their base pay and short-term incentive that could not be deferred into the Savings Plan due to the IRC limits. Verizon provides the same matching contribution on these deferred amounts as the participants would have received if such amounts had been permitted to be deferred into the Savings Plan. The Deferral Plan also permits participants to defer long-term incentive compensation but these deferrals are not eligible for company matching contributions. Participants in both the Savings Plan and the Deferral Plan are eligible for an additional discretionary profit-sharing contribution of up to 3% of eligible pay.

III. Analysis

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." As the Staff explained in *Staff Legal Bulletin No. 14B* (Sep. 15, 2004), Rule 14a-8(i)(3) permits the exclusion of all or part of a shareholder proposal or the supporting statement if, among other things, the company demonstrates objectively that a factual statement is materially false or misleading. Applying this standard, the Staff has allowed exclusion of an entire proposal that contains false and misleading statements speaking to the proposal's fundamental premise. For example, in *Goldman Sachs Group, Inc.* (March 7, 2014), the proposal asked the board to amend the company's governing documents to provide that all matters presented to shareholders be decided by a simple majority of the shares voted for and against an item. In its request to exclude the proposal, the company pointed to a number of objectively false and misleading statements in the supporting statement that implied that the company calculated voting results for shareholder proposals differently than for management proposals. The Staff concurred that the submission was based upon a false premise that made it materially misleading to shareholders and, therefore, was excludable under Rule 14a-8(i)(3). Likewise in *General Electric Company* (January 21, 2011) the proposal called for adjustments to a specific type of compensation program, but the company did not maintain any programs of the type described in the proposal. In permitting exclusion of the proposal, the Staff noted: "[i]n applying this particular proposal to GE, neither the stockholders nor the company would be able to determine with any reasonable certainty what actions or measures the proposal requires." See, also, *General Electric Company* (January 6, 2009) (permitting exclusion of a proposal based on the premise that the company had plurality voting when, in fact, the company had implemented majority voting).

Consistent with the precedents cited above, Verizon believes that the Proposal is excludable under rule 14a-8(i)(3) because it is based on a false premise -- namely, that Verizon provides different company matching opportunities for senior executives and rank and file managers. The Proposal contains a number of false and misleading statements that, taken together, create the false impression that rank and file managers only have the opportunity to receive a company match on their base salary, while senior executives have the opportunity to receive a company match not only on their base salary, but also on their short-term incentive and long-term incentive compensation. The Proposal creates this false impression through the following statements:

- By requesting a policy that the senior executive compensation eligible for the company matching contribution "does not include short-term or long-term incentive compensation," the resolution implies that senior executives receive a matching contribution on deferred long-term incentive compensation. This is not the case. As disclosed on page 54 of Verizon's 2016 Proxy Statement, "Deferrals of long-term incentive compensation, such as PSUs and RSUs, are not eligible for Company matching contributions."

- In the second paragraph of the Supporting Statement, the Proposal describes the company matching contribution available to participants in the Savings Plan as "equal to 100% of the first 6% of ***eligible salary*** that the participant contributes" [emphasis added]. This is not accurate. The company match in the Savings Plan applies to ***eligible pay***, which includes base salary <u>and</u> short-term incentive compensation, as well as other compensation such as commissions.

- In the third paragraph of the Supporting Statement, the Proposal accurately describes the company matching contribution available to participants in the Deferral Plan as "equal to 100% of the first 6%of base and short-term incentive compensation that a participant contributes" but then repeats the mischaracterization of the Savings Plan match in the very same sentence, stating "which is in addition to the 6% match on ***eligible salary*** contributed to the Management Savings Plan."

The foregoing statements, taken together, overstate the company matching contributions available to senior executives and understate the company matching contributions available to other management participants, creating the false impression that senior executives receive a disproportionately more generous benefit. In fact, all management employees have the same opportunity to receive a company matching contribution equal to 100% of the first 6% of base salary and short-term incentive compensation that they defer. However, senior executives and other management employees whose compensation exceeds the IRC limits split their deferrals and the corresponding matches between the Savings Plan and Deferral Plan.

Despite the fact that both senior executives and other management employees are offered the same company match opportunity albeit through different plans, the Proposal asserts that there are "gross disparities between retirement benefits" and characterizes the senior executives' benefit as "far more generous" and "disproportionately large." The fact that the CEO receives a larger company matching contribution than a low level manager is not because he has more generous or disproportionate retirement benefits but rather because he has a higher level of compensation that is being matched. An employee who makes $50,000 in base salary and short-term incentive compensation and contributes at least 6% of that amount into the Savings Plan will receive a company matching contribution of $3,000 while another employee who makes $150,000 in base salary and short-term incentive will receive a company matching contribution of $9,000. There is no question that the latter's matching contribution is much larger, but it cannot be fairly characterized as "disproportionate." For this reason, Verizon believes that the Proposal is based on a false premise that is materially misleading to shareholders.

IV. Conclusion.

As a result of the false and misleading statements discussed above, Verizon believes that the Proposal may be excluded in its entirety under Rule 14a-8(i)(3). Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2017 proxy materials.

Verizon requests that the Staff send a copy of its determination of this matter to the Proponent by facsimile transmission at (631) 367-1190 and to the undersigned by email to mary.l.weber@verizon.com.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Associate General Counsel

Enclosures

Cc: John M. Brennan

Exhibit A

Association of BellTel Retirees Inc.

Post Office Box 33
Cold Spring Harbor, New York 11724

UNITED, TO PROTECT OUR FUTURE

Phone: (631) 367-3067
Fax: (631) 367-1190
Hotline: 1-800-261-9222

October 24, 2016

Mr. William L. Horton, Jr.
SVP, Deputy General Counsel and Corporate Secretary
Verizon Communications Inc.
1095 Avenue of the Americas, 8th Floor
New York, NY 10036

Dear Mr. Horton:

The Association of BellTel Retirees hereby submits the attached stockholder proposal for inclusion in the Company's 2017 proxy statement as allowed under Securities and Exchange Commission Rule 14a-8.

The resolution urges the Board of Directors "to adopt a policy that prospectively limits the matching contributions made on behalf of senior executive officers to the Company's tax-qualified and nonqualified defined contribution savings plans (the Verizon Management Savings Plan and the Verizon Executive Deferral Plan, respectively) such that compensation eligible for the 6% Company matching contribution is limited to 100% of eligible base salary and does not include short-term or long-term incentive compensation."

The Association of BellTel Retirees is a stockholder of record and has continuously held the requisite number of shares of Verizon common stock for more than one year. We intend to maintain our ownership position through the date of the 2017 Annual Meeting. An officer of the Association will introduce and speak for our resolution at the Company's 2017 Annual Meeting.

Thank you for including our proposal in the Company's Proxy Statement. If you need any additional information please do not hesitate to contact me.

Sincerely yours,

John M. Brennan
President & Executive Director
Association of BellTel Retirees

ATTACHMENT

Matching Contributions to Nonqualified Executive Savings Plan

The Association of BellTel Retirees Inc., 181 Main Street/PO Box 33, Cold Spring Harbor, NY 11724, which owns 214 shares of the Company's common stock, hereby notifies the Company that they intend to introduce the following resolution at the 2017 Annual Meeting for action by the stockholders:

RESOLVED: The shareholders of Verizon Communications, Inc. urge our Board of Directors to adopt a policy that prospectively limits the matching contributions made on behalf of senior executive officers to the Company's tax-qualified and nonqualified defined contribution savings plans (the Verizon Management Savings Plan and the Verizon Executive Deferral Plan, respectively) such that compensation eligible for the 6% Company matching contribution is limited to 100% of eligible base salary and does not include short-term or long-term incentive compensation. This policy should be implemented prospectively and apply only to senior executive officers in a manner that does not interfere with the contractual rights of any Deferral Plan participant.

SUPPORTING STATEMENT

Verizon continues to offer senior executive officers far more generous retirement saving benefits than rank-and-file managers and other employees receive under the tax-qualified saving plans, in our view.

Verizon offers management, including senior executives, a tax-qualified Management Savings Plan, which is funded by an executive's voluntary contributions and a "company match" equal to as much as 100% of the first 6% of eligible salary that the participant contributes.

In addition, there is a supplemental savings plan – the Verizon Executive Deferral Plan – to which executives can contribute salary above applicable IRS limits, as well as short-term and long-term incentive compensation without limit. Verizon "provides a matching contribution equal to 100% of the first 6% of base salary and of short-term incentive compensation that a participant contributes," which is in addition to the 6% match on eligible salary contributed to the Management Savings Plan (see 2016 Proxy, pages 53-54).

We believe this structure generates a disproportionately large "company match" for senior executives who make voluntary contributions.

For example, in 2015 CEO Lowell McAdam received a $19,188 Company contribution to the Management Savings Plan – a match equal to 6% of his tax-eligible base salary. In addition, McAdam received $390,500 in Company matching contributions to the Deferral Plan, plus $83,000 in "above-market earnings" on his nonqualified plan assets (see 2016 Proxy, Compensation Tables, pages 47-48).

This $490,000 in total Company contributions and "above-market earnings" received by McAdam dwarfed the maximum Company contribution available to managers or other employees participating only in the Savings Plan. Because the IRS limits total annual contributions to tax-qualified plans, the maximum Company contribution to the Savings Plan was $19,188 in 2015 (the amount received by McAdam and several other senior executive officers). See 2016 Proxy, table, page 48.

In our view, such gross disparities between retirement benefits offered to senior executives and other employees create potential morale problems and reputational risk. And because these more generous benefits for senior executives are not performance-based, it does nothing to align management incentives with long-term shareholder interests.

Please **VOTE FOR** this proposal.

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